File No. _______

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


               (Names and addresses of foreign utility companies)


 Shenzhen Shajiao Coal-Fired Station      Guangdong Guanghope Power Co. Ltd.
       Company Limited                        No. 75 Mei Hua Road
     No. 7 Zhenxing Road                  Guangzhow, P.R. China
        Futian District
     Shenzhen, P.R. China

        PT CEPA Indonesia                     CEPA Energy Pakistan Ltd.
          Plaza Bapindo                             2nd Floor
        Menara 1 Lantai 16                         Nasr Chambers
    J 1. Jend. Sudirman Kav. 54-55               Block 19, Markaz F-7
       Jakarta 12190, Indonesia                   Islamabad, Pakistan

Hopewell Energy (Philippines) Corporation    Hopewell Tileman (Philippines)
   Suite 202, CTC Building                         Corporation
     2232 Roxas Boulevard                         Suite 202, CTC Building
   Pasay City, Metro Manila                     2232 Roxas Boulevard
      The Philippines                         Pasay City, Metro Manila
                                                  The Philippines

  CEPA Pangasinan Electric Ltd.       Hopewell Mobile Power Systems Corporation
       P.O. Box 71                           Suite 202, CTC Building
   Craigmuir Chambers                          2232 Roxas Boulevard
       Road Town                             Pasay City, Metro Manila
Tortola, British Virgin Islands                    The Philippines

                    Hopewell Power (Philippines) Corporation
                             Suite 202, CTC Building
                              2232 Roxas Boulevard
                            Pasay City, Metro Manila
                                 The Philippines

                      (Name and address of filing company)

                               SEI Holdings, Inc.
                         900 Ashwood Parkway - Suite 500
                             Atlanta, Georgia 30338


  The Commission is requested to address communications to:

        Thomas Boren, President                       John D. McLanahan, Esq.
          SEI Holdings, Inc.                           Troutman Sanders LLP
    900 Ashwood Parkway - Suite 500                 600 Peachtree Street, N.E.
        Atlanta, Georgia 30338                              Suite 5200
                                                   Atlanta, Georgia  30308-2216


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1. Name of the entity(ies) on whose behalf foreign utility company status is claimed, its (their) business address(es), and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identity of each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company(ies) and description of the amount and nature of the interest.

Shenzhen Shajiao Coal-Fired Station Company Limited                    Guangdong Guanghope Power Co. Ltd.
No. 7 Zhenxing Road                                                    No. 75 Mei Hua Road
Futian District                                                        Guangzhow, P.R. China
Shenzhen, P.R. China

PT CEPA Indonesia                                                      CEPA Energy Pakistan Ltd.
Plaza Bapindo                                                          2nd Floor
Menara 1 Lantai 16                                                     Nasr Chambers
J 1. Jend. Sudirman Kav. 54-55                                         Block 19, Markaz F-7
Jakarta 12190, Indonesia                                               Islamabad, Pakistan

Hopewell Energy (Philippines) Corporation                              Hopewell Tileman (Philippines) Corporation
Suite 202, CTC Building                                                Suite 202, CTC Building
2232 Roxas Boulevard                                                   2232 Roxas Boulevard
Pasay City, Metro Manila                                               Pasay City, Metro Manila
The Philippines                                                        The Philippines

CEPA Pangasinan Electric Ltd.                                          Hopewell Mobile Power Systems Corporation
P.O. Box 71                                                            Suite 202, CTC Building
Craigmuir Chambers                                                     2232 Roxas Boulevard
Road Town                                                              Pasay City, Metro Manila
Tortola, British Virgin Islands                                        The Philippines

Hopewell Power (Philippines) Corporation
Suite 202, CTC Building
2232 Roxas Boulevard
Pasay City, Metro Manila
The Philippines



         SEI Holdings, Inc., a Delaware corporation ("SEI Holdings"), is filing this Notification of Foreign Utility Company Status pursuant to Section 33(a) of the Act and Rule 57 thereunder on behalf of the nine (9) companies listed above (collectively, the "Project Companies"). SEI Holdings is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company.1

         The Project Companies are direct or indirect subsidiaries of Consolidated Electric Power Asia Limited ("CEPA"), a Bermuda limited liability company.2 SEI Holdings intends to acquire 80% of the outstanding capital

1   See The Southern Company, et al., Holding Co. Act Rel. No. 26468
    (February 2, 1996).
2 CEPA and various subsidiaries of CEPA organized to hold CEPA's interests in the Project Companies qualify as "Intermediate Subsidiaries" of SEI Holdings within the meaning of the February 2, 1996 order, supra n.1.

 shares of CEPA. Twenty percent (20%) of the capital shares of CEPA will remain in the hands of CEPA's current shareholders. The largest minority shareholder, Hopewell Holdings Limited, will hold not less than 12% of CEPA's capital shares following the consummation of this transaction.

      The following is a brief description of each of the nine
 Project Companies, their principal assets, CEPA's percentage ownership interest in each Project Company, and the name of each company (other than CEPA) holding 5% or more of the equity interests in each Project Company:

   1. Shenzhen Shajiao Coal-Fired Station Company Limited. (Shajiao B Project) The Shajiao B Project consists of two 350 MW coal-fired generating units located at Shajiao, Guangdong Province, P.R. China. These units commenced commercial operation in 1987. CEPA indirectly holds a 25% interest in the Project Company. Bank of China and Shenzhen Energy Corporation, the state-owned utility which purchases the power output from the Shajiao B Project, each hold, directly or indirectly, 5% or more of the equity interests in the Project Company.

   2.   Guangdong Guanghope Power Co. Ltd. (Shajiao C Project)
   The Shajiao C Project consists of three 660 MW coal-fired generating units located at Shajiao, Guangdong Province, P.R. China. These units were placed in commercial operation in 1996. CEPA indirectly holds a 32% interest in the Project Company. Guangdong Electric Power Holdings, a state-owned utility, indirectly holds the remaining 68% interest in the Project Company.

   3.   Hopewell Energy (Philippines) Corporation.  (Navotas I Project)
   The Navotas I Project consists of three 70 MW oil-fired power generating units located near the Navotas Fishport Complex, Manila, Philippines. These units have been operating since 1991. CEPA indirectly holds a 50.1% interest in the Project Company. CITICorp Vickers Companies, Asian Development Bank and the International Finance Corporation each hold more than 5% of the equity interests in the Project Company.

   4. Hopewell Tileman (Philippines) Corporation. (Navotas II Project) The Navotas II Project consists of a single 100 MW oil-fired peak-load generating station located at the Navotas Fishing Complex, Manila, the Philippines. The unit was placed in commercial operation in 1993. CEPA indirectly holds a 100% interest in the Project Company.

   5. Hopewell Mobile Power Systems Corporation. (Power Barges Project) The Power Barges Project consists of nine 30 MW oil-fired, barge-mounted, power plants at various locations in the Philippines. These units were placed in service in 1993. CEPA holds a 100% interest in the Project Company.

   6.    Hopewell Power (Philippines) Corporation. (Pagbilao Project)
  The Pagbilao Project consists of two 367.5 MW coal-fired generating units located at Pagbilao, Luzon Island, Philippines. These units were placed in commercial operation in 1996. CEPA indirectly holds an 87% interest in the Project Company.

   7.    CEPA Pangasinan Electric Ltd.     (Sual Project)
  The Sual Project, which is under construction, will consist of two 600
MW coal-fired units. These units are expected to be placed in commercial operation in 1999. CEPA indirectly holds a 100% interest in the Project Company.

   8.     PT CEPA Indonesia (Tanjung Jati B Project)
   The Tanjung Jati B Project, which has not yet commenced construction, will consist of two 660 MW coal-fired generating units to be located at Tanjung, on the north coast of Central Java, Indonesia. These units are expected to commence commercial operation in 2000. CEPA indirectly holds an 80% interest in the Project Company. The remaining 20% interest is held by PT Impa Energi, a local company.

   9.     CEPA Energy Pakistan Ltd. (Keti Bandhar Project)
   The Keti Bandar Project, which is under development, will consist of two 660 MW coal-fired generating units to be located at Keti Bandar, Sindh Province, approximately 140 km from Karachi, Pakistan. The units are expected to be placed in commercial operation in 2001. CEPA holds a 100% interest in the Project Company.


2. Name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

         The following domestic public-utility companies, each of which is a direct or indirect wholly-owned subsidiary of Southern, are associate companies of the Project Companies:

                              Alabama Power Company
                              Georgia Power Company
                               Gulf Power Company
                            Mississippi Power Company
                     Mobile Energy Services Company, L.L.C.
                       Savannah Electric and Power Company
                      Southern Electric Generating Company

         None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with any of the Project Companies, and no such investment or contractual relationship is contemplated.


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                                    EXHIBIT A
                                  Inapplicable

                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                            SEI HOLDINGS, INC.


                                            By: /s/ Tommy Chisholm
                                                Tommy Chisholm, Secretary




Date:  October 28, 1996